

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2016

Dennis W. Doll
President and Chief Executive Officer
Middlesex Water Company
1500 Ronson Rd
Iselin, NJ 08830

      Re: **Middlesex Water Company**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 4, 2016
              File No. 0-00422

Dear Mr. Doll:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Branch Chief
                        Office of Consumer Products